Exhibit 99.1

News Release

TELUS Corporation

NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of thirty-six cents ($0.36) Canadian per share on the issued and outstanding Common shares payable on 2 January 2014 to holders of record at the close of business on 11 December 2013.

By order of the Board

Monique Mercier

EVP - Chief Legal Officer and Corporate Secretary

Vancouver, British Columbia

8 November 2013

Contact: Investor Relations

1-800-667-4871

ir@telus.com